SMC EMTERTAINMENT INC

9170 glades road suite 150 Boca

Raton Fl 33443

SEC

Washington DC USA

Re:	SMC Entertainment, Inc.
Amendment No. 5 to Registration Statement on Form 10-12G Filed March 18, 2024 File No. 000-56558

Dear MS Chow

Please find our answers to your comments on amendment 5.

Amendment No. 5 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page F-

1.	Please provide updated financial statements for year ended December 31, 2023, and related disclosures as required by Rule 8-08 of Regulation S-X

COMPANY RESPONSE Our 10K has been filed on Edgar.

Note 9 - Business combination, page F-12

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We noted your response to prior comment 2 and your update in Note 9 that the 2,500,000 shares of Series B $10.00 Preferred Stock were valued using the number of common shares the preferred stock can be converted into and the trading price of the common stock of $0.0013 on April 21, 2023. On page F-11, we also noted your disclosure that the Series B preferred stock is convertible into common stock at a rate of 10% to the preceding ten day weighted average price. It appears that the conversion rate is variable based on the preceding ten day weighted average price, and we cannot recalculate your purchase consideration in amount.

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SMC EMTERTAINMENT INC

9170 glades road suite 150 Boca

Raton Fl 33443

of $32,500. In these regards, please provide us with your purchase consideration calculation including the conversion ratio and the preceding ten day weighted average price used in the calculation. Also explain how the ratio was derived by using 10% to the preceding ten day weighted average price as disclosed in the footnote.

COMPANY RESPONSE please see attached derivative calculation the total discrepancy was $3642 Our CFO has determined that this is a non-material calculation and we have adjusted our books accordingly.

Fyniti Global Equities EBT Inc.

Audited financial statements, page F-37

It appears that you have still filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting period, which was March 31, 2023, as required by Rule 8-04 of Regulation S-X.

COMPANY RESPONSE We have adjusted Form 10 and added the necessary standalone audit for Fyniti to reflect the requested accounting period.

Sincerely

Erik Blum

CEO

SMC Entertainment INC

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